FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of September 2003.

Total number of pages: 5.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Nomura Announces Estimated Amount of Interim Dividend for Fiscal Year 2003 ending March 31, 2004]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:    September 19, 2003

Tokyo, 19 September 2003

Nomura Announces Estimated Amount of Interim Dividend for Fiscal Year 2003 ending March 31, 2004

Nomura Holdings, Inc. (the “Company”) announced today that the interim dividend per share payable to the Company’s recorded shareholders as at September 30, 2003 is estimated as follows:

Fiscal Year 2003 (From 1 April 2003 to 31 March 2004)
Interim Dividend (estimate)	Japanese Yen (JPY) 7.50 per share (ordinary dividend)

The Board of Directors of the Company shall determine the fixed amount of interim dividend to be paid.

(Reference information) Dividend for the last fiscal year

Fiscal Year 2002	Interim Dividend	Year-end Dividend	Annual Dividend
	— *	JPY15.00**	JPY15.00**

*	Before introducing an interim dividend system
**	Ordinary dividend JPY15.00

On 26 June 2003, through the resolution made at the 99th General Meeting of Shareholders, the Company has amended its Articles of Incorporation to introduce the interim dividend system pursuant to Article 293-5 of the Commercial Code of Japan.

                                                                                                          Ends

For further information please contact:

Name	Company	Telephone

Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.